UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GoPro, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36514	77-0629474
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3000 Clearview Way, San Mateo, California	94402
(Address of Principal Executive Offices)	(Zip Code)

Eve T. Saltman
Vice President, Corporate/Business Development, General Counsel and Secretary
(650) 332-7600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2018

Section 1 – Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
A copy of the Conflict Minerals Report of GoPro, Inc. (“GoPro”) for the reporting period January 1 to December 31, 2018 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at GoPro’s website at www.gopro.com under “Investor Relations.”
Item 1.02     Exhibit
GoPro has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.
Section 2 – Exhibits
Item 2.01     Exhibits
Exhibit 1.01 - GoPro, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GoPro, Inc.
Dated: May 30, 2019	By:	/s/ Eve T. Saltman
	Name:	Eve T. Saltman
	Title:	Vice President, Corporate/Business Development, General Counsel and Secretary